SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

São Paulo, SP, Brazil, August 15, 2018 - GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”), makes available to the market the following notice received:

“The Grupo GWI (“GWI”), of which GWI Asset Management S.A., a corporation registered in the CNPJ/MF under nº 01.941.968/0001-85, headquartered in the City and State of São Paulo at Av. Brigadeiro Faria Lima, nº 3900, 6º andar, conj. 602, is a part of, pursuant to CVM Instruction No. 358/2002, amended by CVM Instruction No. 449/07, hereby informs that now holds the total amount of 13,543,245 (thirteen million, five hundred and forty-three thousand, two hundred and forty-five) common shares, corresponding to 30.25% of the Company’s common shares.

In reviewing the previous shareholding position informed on the notice issued on July 20, 2018, GWI points out that this share acquisition has the purpose of investment and change part of the Company’s administrative Board, also it informs that (i) it does not have intention to acquire the Company’s controlling shareholder; (ii) it does not hold warrants nor debentures convertible into shares issued by the Company; and (iii) it has not executed any agreement or contract regulating the exercise of voting right or the purchase and sale of securities issued by the Company.

GWI aims to hold participation in the total amount of no more than 50% of the common shares issued by the Company.

There being no further matters to discuss, we remain at your disposal for any clarification”.

GAFISA S.A.

Carlos Calheiros

Chief Financial and Investor Relations Officer

São Paulo, 15 de agosto de 2018.

À
Gafisa S.A.
Avenida Nações Unidas, 8501, 19º andar
São Paulo – CEP 05425-070

A/C: **Carlos Eduardo Moraes Calheiros**
Diretor Executivo de Relações com Investidores

Prezados Senhores:

A **GWI Asset Management S.A.**, sociedade anônima com sede nesta Cidade de São Paulo, Estado de São Paulo, na Av. Brigadeiro Faria Lima, nº 3900, 6º andar, conj. 602, vem, nos termos da Instrução CVM n.º 358/2002, alterada pela Instrução CVM nº 449/07, solicitar a V.Sas. a divulgação, por meio do Sistema IPE, do seguinte "Comunicado ao Mercado":

COMUNICADO AO MERCADO

O Grupo GWI ("GWI"), do qual a **GWI Asset Management S.A.**, sociedade anônima inscrita no CNPJ/MF sob o nº 01.941.968/0001-85, com sede nesta Cidade de São Paulo, Estado de São Paulo, na Av. Brigadeiro Faria Lima, nº 3900, 6º andar, conj. 602, faz parte, nos termos da Instrução CVM n.º 358/2002, alterada pela Instrução CVM nº 449/07, vem informar que passou a deter, em conjunto, o total de 13.543.245 (treze milhões quinhentos e quarenta e três mil duzentas e quarenta e cinco) ações ordinárias, equivalente a 30,25% das ações ordinárias da companhia.

Em revisão da posição informada por meio do comunicado de 20 de julho de 2018, relativo a aquisição anterior, a GWI ressalta que a negociação das ações tem o objetivo de investimento e de alteração de parte da estrutura administrativa da sociedade, bem como comunica (i) não ter a intenção de adquirir o controle majoritário da Companhia, (ii) não deter bônus de subscrição e debêntures conversíveis em ações de emissão da Companhia; e (iii) não ter firmado acordo ou contrato regulando o exercício do direito de voto ou a compra e venda de valores mobiliários de emissão da Companhia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 15, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer